EXHIBIT 99.3

RADVISION To Showcase New SCOPIA XT1000 High Definition Video Conferencing Room System at Interop 2010 in Las Vegas

RADVISION Demonstrates New Room System with
Dual 1080p Video and Embedded 9 Participant MCU, Along with Video Conferencing Management and Control Application on the Apple iPad

Press Release
Source: RADVISION Ltd.
On Monday April 26, 2010, 8:00 am EDT

LAS VEGAS & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN -
News), a leading technology and end-to-end solution provider for unified visual communications, including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that it will demonstrate the new SCOPIA XT1000 high definition video conferencing room system and the SCOPIA end-to-end conferencing solution, including SCOPIA Mobile, a video conferencing control and management application on the Apple(R) iPad(TM), at the Interop Exposition in Las Vegas from April 27th to April 29th.

"With the addition of the SCOPIA XT1000, RADVISION is now an option for customers looking for an end-to-end video conferencing solution," said Boaz Raviv, Chief Executive Officer for RADVISION. "We take great pride in delivering innovation, significant value and a high quality experience with our SCOPIA product line - with the SCOPIA XT1000 and SCOPIA Mobile being our latest examples."

At Interop booth 963, RADVISION will be demonstrating:

        o SCOPIA XT1000 HD Room System - with dual 1080p and embedded 9 participant MCU

        o SCOPIA Mobile on the Apple iPad - for touch control and management of video conferences

        o SCOPIA VC240 - a 24-inch Samsung LCD monitor with integrated video conferencing

        o SCOPIA Desktop - software for HD desktop video conferencing on the PC and Mac

        o SCOPIA Elite MCU - for multi-party 1080p, 720p and H.264 Scalable Video Coding (SVC)

SCOPIA XT1000 HD Room System: The SCOPIA XT1000 incorporates the latest state-of-the-art video technology with an impressive price-performance design. The SCOPIA XT1000 supports dual 1080p, 30 frames per second video streams with unequalled performance at its price point. The second 1080p video stream can be used with an additional 1080p camera or with a PC for high resolution data collaboration. The SCOPIA XT1000 is available with a 9 participant embedded HD Multi-party Conferencing Unit (MCU) - the highest capacity embedded MCU in the industry today.

SCOPIA Mobile on the Apple iPad: SCOPIA Mobile is a free application providing control and management of video conferences now with the Apple iPad, taking advantage of the large touch screen it has to offer. SCOPIA Mobile is also currently available for the highly popular iPhone%C2%AE&index=5&md5=2c96bc9a2bc 44dd3d352909ae6798e59">iPhone(R), iPod+touch%C2%AE&index=6&md5=e592c52a07f1c71a
eead30b308c463d0">iPod touch(R) and BlackBerry%C2%AE&index=7&md5=119d23b80d38988 dff1ca69326b8e8a0">BlackBerry(R) smartphones.

SCOPIA VC240: The RADVISION and Samsung jointly developed SCOPIA
VC240 integrates advanced video conferencing into a Samsung high resolution 24-inch multimedia LCD monitor. The system delivers to users all the benefits of HD video communications at a fraction of the cost of competing hardware solutions, dramatically increasing the ROI of a video conferencing deployment.


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SCOPIA Desktop: The SCOPIA Desktop software client for the PC and Mac provides capabilities to fully extend the video conferencing room system experience to the desktop including HD video, SVC, room system interoperable data collaboration and firewall traversal capabilities. SCOPIA Desktop provides a very effective way to extend video communications beyond typical enterprise boundaries to workers at home and on the road, extending the utility of a video conferencing deployment.

SCOPIA Elite MCU: SCOPIA Elite is the centerpiece of RADVISION's comprehensive SCOPIA next generation conferencing solution. SCOPIA Elite delivers the industry's first standards-based MCU with the combination of 1080p, 720p, and
H.264 SVC. Utilizing the latest in DSP technology, SCOPIA Elite supports 1080p processing, telepresence connectivity, dynamic resource allocation, and individual video layouts for each participant, yielding uncompromised high definition support.

"RADVISON's addition of the SCOPIA XT1000 to their product portfolio creates a highly competitive end-to-end solution for us to offer our customers," said Walter Somsel, CEO of Conferencing Advisors, a leading provider of conferencing solutions, products and services in the United States and also ranked on the Inc. 500 List of Fastest Growing Privately Held Companies. "The recent substantial industry realignment offers many opportunities for us with RADVISION's enhanced SCOPIA product line. We believe our customers will find RADVISION's solution an outstanding value for the high performance it delivers."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit http://cts.businesswire.com/ct/CT?id= smartlink&url=http%3A%2F%2Fwww.radvision.com&esheet=6263440&lan=en_US&anchor= www.radvision.com&index=12&md5=b591f6b3ae1c79d45064a8e8b82f17be.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


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Contact:

RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net